

NYSE
AN ICE EXCHANGE

February 28, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the shares of beneficial interest, no par value, of the AllianzIM U.S. Large Cap 6 Month Buffer10 Mar/Sep ETF, a series of AIM ETF PRODUCTS TRUST, under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com